Exhibit 4.1
THOMSON REUTERS
STOCK INCENTIVE PLAN
(As of April 17, 2008)
Section 1. General Provisions
1.1 Purpose
     This Stock Incentive Plan has been adopted by each Corporation in order to advance the interests of Thomson Reuters by enabling grants of Options and other equity-based Awards to be made to selected Participants so as to provide an additional incentive to such Participants, encourage stock ownership by them and thereby increase their proprietary interest in Thomson Reuters’ success and their desire to remain with Thomson Reuters. The Plan will also assist Thomson Reuters in attracting and retaining key Employees. Awards granted prior to April 17, 2008 shall be administered in accordance with Plan provisions in effect prior to that date to the extent appropriate. Awards granted on or after April 17, 2008 shall be administered in accordance with these Plan provisions.
1.2 Definitions
     The following capitalized terms used in the Plan have the respective meanings set forth in this Section 1.2:
(a)	“Administrator” means any person or group of persons to whom the Committee delegates any or all of its powers pursuant to Section 1.3(c)(v).

(b)	“Associate” means “associate” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing stock option plans, stock purchase plans and other related matters.

(c)	“Award” means an Option, SAR, RSU or other award granted pursuant to this Plan.

(d)	“Award Agreement” means any written or electronic agreement or other document(s) specifying the terms and conditions applicable to an Award, which may be accepted or acknowledged by a Participant through electronic or other non-paper means.

(e)	“Blackout Period” means any period imposed by Thomson Reuters during which specified individuals, including Insiders of Thomson Reuters, may not trade in Thomson Reuters securities (including for greater certainty when specific individuals are restricted from trading because they are in possession of material nonpublic information).

(f)	“Board” means the board of directors of the relevant Corporation.

(g)	“Business Day” means a day on which the Relevant Exchange (or, if appropriate, any other exchange that is used to determine Fair Market Value) is open for trading.

(h)	“Code” means the United States Internal Revenue Code of 1986, as amended, including all regulations thereunder.

(i)	“Committee” means the Human Resources Committee of the Board, any successor committee of the Board, or any subcommittee established by the Committee to administer the Plan or person or group of persons to whom the Committee has delegated any or all of its powers to administer the Plan and to perform the functions set forth herein.

(j)	“Common Shares” means common shares in the capital of Thomson Reuters Corporation, provided that “Common Shares” shall include all shares or other securities issued in substitution for the Common Shares as provided for in Section 1.6.

(k)	“Corporation” means, as appropriate, either Thomson Reuters Corporation or Thomson Reuters PLC and their respective successors.

(l)	“Employee” means any employee or officer of Thomson Reuters or, other than in respect of Thomson Reuters PLC and its Subsidiaries, such other person as may be determined from time to time by the Committee.

(m)	“Employer” means the entity within Thomson Reuters which employs a Participant and, if more than one, such entity as determined for this purpose by the Committee.

(n)	“Fair Market Value” on any day means, in relation to Shares of either Corporation, the closing price in the applicable trading currency of a Share on the Relevant Exchange on the immediately preceding Business Day, or if not so traded on such date, the average of the closing bid and asked prices on such exchange for that date; provided, however, that (i) if the Shares are not traded on the Relevant Exchange or (ii) if in the discretion of the Committee, such exchange does not reflect the fair market value of the Shares, then “Fair Market Value” shall mean the closing price in the applicable trading currency of a Share on the other primary trading market for the Shares, such closing price to be converted into the applicable currency (based on the mid-market noon spot rate for exchange on the immediately preceding Business Day), in each case using such closing price reported in such source as the Committee deems to be reliable. If the Shares are not traded on the Relevant Exchange or on any other trading market, the Committee shall determine in its sole discretion in good faith a method for determining “Fair Market Value” as of a particular date.

(o)	“Insider” means an “insider” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matters.

(p)	“ISO” means an Option that qualifies as an incentive stock option within the meaning of Section 422 of the Code and is designated as such by the Committee at the date of its grant.

(q)	“Non-U.S. Participant” means a Participant who is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.

(r)	“Option” means an option granted under the Plan to purchase Shares.

(s)	“Ordinary Shares” means ordinary shares in the capital of Thomson Reuters PLC, provided that “Ordinary Shares” shall include all shares or other securities issued in substitution for the Ordinary Shares as provided for in Section 1.6.

(t)	“Participant” means any Employee selected by the Committee to participate in the Plan, or as the context requires, any beneficiary thereof.

(u)	“Plan” means this Stock Incentive Plan of Thomson Reuters, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Committee, from time to time.

(v)	“Relevant Exchange” means, in relation to Common Shares, the New York Stock Exchange and, in relation to Ordinary Shares, the London Stock Exchange.

(w)	“RSU” means a restricted share unit granted under the Plan.

(x)	“SAR” means a stock appreciation right, and includes a Tandem SAR or a Stand Alone SAR granted under the Plan.

(y)	“Security Based Compensation Arrangement” means a “security based compensation arrangement” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing stock option plans, stock purchase plans, stock appreciation rights and other related matters.

(z)	“Shares” means, in relation to Thomson Reuters Corporation, Common Shares and, in relation to Thomson Reuters PLC, Ordinary Shares.

(aa)	“Stand Alone SAR” means a SAR not granted in tandem with an Option.

(bb)	“Subsidiary” means any corporation of which at least a majority of the voting shares are at the time, directly or indirectly, owned by Thomson Reuters Corporation and/or Thomson Reuters PLC, and includes any corporation in like relationship to a Subsidiary, whether or not such entity now exists or is hereafter organized or acquired directly or indirectly by Thomson Reuters Corporation and/or Thomson Reuters PLC.

(cc)	“Tandem SAR” means a SAR granted in connection with an Option.

(dd)	“Thomson Reuters” means Thomson Reuters Corporation, Thomson Reuters PLC and their respective Subsidiaries operating as a unified group pursuant to a dual listed company structure or any one of them, as the context requires.

(ee)	“U.S. Participant” means a Participant who is a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.
1.3 Administration
(a)	The Plan shall be administered by the Committee.

(b)	Subject to the limitations of the Plan, the Committee shall have the responsibility and authority to:
(i)	select those Employees who may participate in the Plan; and

(ii)	grant Awards under the Plan to Participants and determine the timing of such Awards.
(c)	Subject to the limitations of the Plan, the Committee shall be empowered to:
(i)	establish any limitations, restrictions, terms and conditions upon any Awards under the Plan;

(ii)	interpret the Plan;

(iii)	adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, including, without limitation, special guidelines and provisions for persons who are residing in, or are subject to, the taxes and currencies of, countries other than the United States, Canada and the United Kingdom;

(iv)	make any other determination and take any other action in connection with the implementation and administration of the Plan as it may deem necessary or advisable or as the Board may direct, including, without limitation, correcting any defect or omission or reconciling any inconsistency in the Plan or an Award; and

(v)	delegate to any person or committee of persons any or all of its powers and authorities under the Plan, including, without limitation, authorizing any person to execute on behalf of Thomson Reuters any instrument required to effectuate the grant of an Award previously approved by the Committee and maintaining records relating to Awards, vesting, exercises, forfeitures and expiration of Awards.

(d)	All decisions, determinations and interpretations of the Committee on matters with respect to the Plan within its authority shall be final, conclusive and binding upon Thomson Reuters and all Participants, except as otherwise determined by the Board.

(e)	Each of Thomson Reuters, the Board, the Committee and any Administrator may consult with professional advisors, including, without limitation, legal counsel, who may be counsel for Thomson Reuters, the Board, the Committee, the Administrator or other counsel, with respect to its obligations or duties hereunder or with respect to any action or proceeding or any question of law and neither Thomson Reuters nor any member of the Board or the Committee or any Administrator shall be liable with respect to any action taken or omitted by it pursuant to the advice of such counsel or any other action taken or omitted by it in good faith.

(f)	To the fullest extent permitted by law, Thomson Reuters shall indemnify and hold harmless each person who is a member of the Board, the Committee, or an Administrator with respect to any action, proceeding or claim of any kind made against such person resulting from any action taken or omitted by him or her in connection with the administration of the Plan unless, in each case, such action was taken or made by such person in bad faith and without reasonable belief that it was in the best interests of Thomson Reuters. Thomson Reuters shall not be liable to a Participant for any loss resulting from a decline in the market value of any Shares. There is no assurance of any particular value as a result of an Award.

(g)	A Participant’s right to receive Shares hereunder is an unfunded entitlement only against the general assets of Thomson Reuters. Each Participant has only the status of a general unsecured creditor and an Award Agreement constitutes only a promise by Thomson Reuters to deliver Shares in accordance with the terms and conditions of an Award Agreement.
1.4 Participation
(a)	In selecting Participants and in granting Awards, the Committee may give consideration to:
(i)	the functions and responsibilities of the Participant;

(ii)	his or her past, present and potential contributions to the profitability and growth of Thomson Reuters;

(iii)	the value of his or her services to Thomson Reuters; and

(iv)	other factors deemed relevant by the Committee.
(b)	Participation in the Plan is entirely discretionary. Neither the Plan nor any Award hereunder shall give any Participant any right with respect to continuance of employment or appointment by Thomson Reuters, nor shall the Plan or any Award hereunder impose a limitation in any way on the right of Thomson Reuters to terminate any Participant’s employment or appointment at any time. Thomson Reuters does not assume responsibility for the income and other tax consequences for the Participants and each Participant is advised to consult with the Participant’s own tax advisors.
1.5 Shares Available, Restrictions and Fractions
(a)	The maximum number of Shares (including, for avoidance of doubt, Common Shares and/or Ordinary Shares) which may be issued under the Plan is 50,000,000 (provided that not more than 5,000,000 Shares or other awards based on Shares shall be granted under Section 5.1), subject to adjustment as provided in Section 1.6. Such Shares may consist, in whole or in part, of authorized and unissued Shares of either Corporation held in treasury or Shares of either Corporation purchased on the open market or a combination thereof.

(b)	The maximum number of Shares of either Corporation which may be issued under Awards held by a Participant may not at any time exceed 5% of the aggregate number of outstanding Shares at such time determined on a non-diluted basis.

(c)	The maximum number of Shares for which Awards may be granted and which may be otherwise awarded under the Plan to a Participant during any one year period is 5,000,000 Shares, subject to adjustment as provided in Section 1.6.

(d)	The maximum number of Shares which may be issued under Awards held by a Participant and which may be issued under any other Security Based Compensation Arrangement of Thomson Reuters:
(i)	to all Insiders may not at any time exceed 10% of the aggregate number of outstanding Shares at such time determined on a non-diluted basis; and

(ii)	to an Insider and such Insider’s Associates during any one year period may not exceed 5% of the aggregate number of outstanding Shares at such time determined on a non-diluted basis.
(e)	The maximum number of Shares which may be issued under the Plan through ISOs is 5,000,000, subject to adjustment as provided for in Section 1.6.

(f)	Any Share issuable pursuant to an outstanding Award that is, for any reason, cancelled, expired, forfeited or terminated without having been exercised in full shall again be available for Awards under the Plan.

(g)	No fractional shares shall be issued under the Plan, and the Committee shall determine, in its sole discretion, the manner in which fractional share values shall be treated for any purpose.

(h)	As soon as practicable after receipt of a properly completed and signed written notice of exercise of an Option or SAR and receipt of payment in full for the Shares to be acquired upon exercise of an Option or upon the vesting of an RSU or other Award, Thomson Reuters will cause to be mailed to the Participant by registered or certified mail or will courier the certificates representing the Shares purchased or acquired. Alternatively, other evidence of ownership of the Shares will be sent to the Participant if the Shares are to be held in book-entry form.
1.6 Adjustments
     In the event of any change in the number of outstanding Shares of either Corporation or both Corporations by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of such Shares, or other corporate change affecting such Shares, the Board or the Committee shall make appropriate adjustment in or substitution for:
(a)	the number or kind of shares or other securities reserved for issuance pursuant to the Plan;

(b)	the number or kind of shares or other securities subject to outstanding Awards; and

(c)	the exercise price of shares or other securities subject to outstanding Awards;

provided, however, that no adjustment or substitution shall obligate either Corporation to issue or sell fractional shares and that all such adjustments or substitutions shall be subject to any required shareholder or regulatory approval.

1.7 Withholding
     Thomson Reuters has the right to deduct from all amounts paid in cash, or to require, prior to the issuance or delivery of any Shares, payment by the Participant of an amount in cash equal to any taxes required by law to be withheld. In the case of issuance or delivery of Shares, Thomson Reuters also has the right to retain, or sell without notice or to permit the Participant to elect to have Thomson Reuters retain or sell, a sufficient number of Shares to cover the amount required to be withheld, or to withhold any such amount from the Participant’s salary. The Committee, in its sole discretion, may authorize, on such terms and conditions as it determines, that any such withholding obligation with regard to any Participant may also be satisfied by delivery by such Participant of Shares already owned.
1.8 Expenses
     The expenses of administering the Plan shall be borne by Thomson Reuters, except that brokerage fees or expenses associated with the sale or transfer of Shares by a Participant shall be borne by the Participant.
1.9 Sale or Merger
     Notwithstanding any other provision of the Plan, if the Board or the Committee at any time determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of either Corporation or both Corporations or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Shares of either Corporation or both Corporations or other transaction of a like nature, Thomson Reuters may give written notice to all Participants whose Awards the Board or the Committee considers to be affected thereby advising that, subject to such terms and conditions as determined by the Board or the Committee, (a) their respective Awards may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the Participants under any Awards not exercised will terminate at the expiration of the specified period and (b) with respect to any other Awards granted under this Plan, will advise whether any restrictions or limitations will continue to remain in effect.
1.10 Non-exclusivity
     Nothing contained herein shall prevent Thomson Reuters, the Board or the Committee from adopting other compensation arrangements, subject to regulatory and shareholder approval if required, and such arrangements may be either generally applicable or applicable only in specific cases.
1.11 Amendment
(a)	The Board or the Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange and the London Stock Exchange), if any, that require the approval of shareholders or any governmental or regulatory body. The Board or the Committee may make amendments to the Plan or to any Award outstanding hereunder without seeking shareholder approval except for amendments which:
(i)	increase the number of Shares reserved for issuance under the Plan, including an increase to a fixed number of Shares or a change from a fixed number of Shares to a fixed maximum percentage;

(ii)	increase the maximum number of Shares which may be issued under Awards held by a Participant;

(iii)	reduce the exercise price of an Award (including the cancellation and re-grant of an Award, constituting a reduction of the exercise price of the Award), except pursuant to Section 1.6;

(iv)	extend the term of an Award beyond its original expiry date or beyond 10 years from its grant date, except pursuant to Section 2.4(e) or Section 3.3(g);

(v)	change the provisions relating to the transferability of an Award, other than for a transfer by will or the laws of descent and distribution, to an entity which is controlled by a Participant or to a former spouse or domestic partner of a Participant in connection with a legal obligation or settlement;

(vi)	amend the provisions of Section 1.6;

(vii)	extend eligibility to participate in the Plan to non-Employee directors; or

(viii)	change the rights attaching to the Common Shares and/or Ordinary Shares;

(ix)	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
(b)	Except as expressly set forth herein, no action of the Board, Committee or shareholders shall materially and adversely alter or impair the rights of a Participant without the consent of the affected Participant under any Award previously granted to the Participant.
1.12 Laws
(a)	The Plan and all matters to which reference is made herein shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)	Notwithstanding any other provision of the Plan or Award:
(i)	to the extent permitted under Section 409A of the Code, the Committee may postpone any exercise of any Option, or the issue or delivery of any Shares pursuant to the Plan for such time as the Committee in its discretion may deem necessary in order to permit Thomson Reuters to obtain shareholder approval, if required under applicable laws, or to effect or maintain registration of the Plan or the Shares issuable pursuant hereto under the securities laws of any applicable jurisdiction, or to determine that such Shares and the Plan are exempt from such registration;

(ii)	a Corporation shall not be obligated by any provision of the Plan or Award to sell or issue Shares in violation of any laws, rules, regulations and policies of any governmental authority in any applicable jurisdiction; and

(iii)	a Corporation shall have no obligation to reserve or issue any Shares unless such Shares shall have been duly listed, upon official notice of issuance, with each stock exchange on which the Shares are listed for trading.
1.13 Participant Not a Shareholder
     A Participant shall have no rights as a shareholder of a Corporation with respect to any Shares covered by any Award until such time as and only to the extent that such Shares have been issued to the Participant in accordance with the terms hereof.
1.14 Personal Data
     In order to administer the Plan, Thomson Reuters may collect, process and store personal data about Participants. Such data includes, but is not limited to, the information provided in an Award Agreement and any changes thereto, other appropriate personal and financial data about a Participant, such as a home address, business address, e-mail address and other contact information, payroll information and any other information that might be deemed appropriate by Thomson Reuters to facilitate the administration of the Plan. By accepting an Award, each Participant gives explicit consent to Thomson Reuters to collect, process and store any such personal data. Participants also give explicit consent to Thomson Reuters to transfer any such personal data within and outside any country in which the Participant may work or be employed, and such data may be transferred to persons who are designated by Thomson Reuters to administer the Plan. The United States has not been determined to provide an adequate level of privacy protection as defined in the European Union’s Directive on Data Protection. However, Thomson Reuters will, at all times, take the appropriate measures to protect Participants’ personal data. Participants have the right to request information on the collection, processing and use of their personal data. If a Participant wishes to exert his or her rights to information, he or she may make a written request to Thomson Reuters. Requests should contain sufficient detail to describe the data with respect to which the Participant requests information.
1.15 Electronic Delivery
     By signing or otherwise accepting an Award Agreement, each Participant consents to receive copies of the Plan, the Plan prospectus/summary and other Plan information and notices, including, if applicable, information necessary to comply with laws outside the United States, Canada and the United Kingdom, from Thomson Reuters’ employee intranet at www.reachingourpeople.com (or such other intranet site as Thomson Reuters may establish or make available to Participants from time to time) during the time that a Participant is an Employee. Each Participant acknowledges and agrees that in the future Thomson Reuters will deliver to the Participant electronically a copy of Thomson Reuters annual report on Form 40-F/20-F for each fiscal year, as well as copies of all other reports, proxy statements and other communications distributed to Thomson Reuters’ shareholders. Each Participant agrees that these documents will be deemed delivered to the Participant upon their posting by Thomson Reuters on its website at www.thomsonreuters.com or on its employee intranet at www.reachingourpeople.com (or such other intranet site as Thomson Reuters may establish or make available to Participant from time to time). Each Participant acknowledges that this consent may be withdrawn only by written notice to Thomson Reuters, which notice may be given at any time, and that written copies of the Plan, Plan prospectus/summary, other Plan information and shareholder information are available by written request to Thomson Reuters.
1.16 Special Incentive Compensation
     The amount of any compensation deemed to be received by a Participant as a result of the grant of an Award hereunder is special incentive compensation and, notwithstanding any provisions of such plan or other arrangement to the contrary, will not be taken into account as “salary” or “compensation” or “bonus” in determining the amount of any payment under any pension, retirement or profit-sharing plan of Thomson Reuters or any life insurance, disability or other benefit plan of Thomson Reuters.
1.17 Power of Attorney
     By signing or otherwise accepting an Award Agreement, each Participant appoints the relevant Corporation and its successors and assigns as his or her attorney-in-fact, with full power of substitution, for the purpose of carrying out the provisions of this Plan and any Award Agreement and taking any action and executing any instruments which such attorney-in-fact may deem necessary or advisable to accomplish the purposes hereof or thereof, which appointment as attorney-in-fact is irrevocable and coupled with an interest. Each Participant shall, if so requested by the relevant Corporation, execute and deliver to such Corporation all such instruments as may, in the judgment of such Corporation, be advisable for this purpose.
Section 2. Options
2.1 Option Grants
     The Committee may, from time to time, grant Options to any Participant. Each grant of Options shall be confirmed by an Award Agreement. At the time of granting an Award, the Committee may designate an Option as an ISO for purposes of the Code. Any ISOs granted by the Committee shall be subject to the requirements of Section 422 of the Code. No ISOs may be granted under the Plan after February 23, 2015.
2.2 Exercise Price
     The Committee shall establish the exercise price at the time each Option is granted which exercise price:

(a)	may be in Canadian dollars, U.S. dollars, British pounds sterling or such other currency as determined by the Committee, and

(b)	shall in all cases be not less than 100% of the Fair Market Value of the underlying Shares at the date of the Award (provided that where the exercise price of an Option is established in a currency other than that in which the underlying Shares trade on the Relevant Exchange, the Fair Market Value of the underlying Shares at the date of the Award shall be converted into the currency of the exercise price of the Option at the mid-market noon spot rate for exchange of such currency on the immediately preceding Business Day).
2.3 Exercise of Options
(a)	Subject to Section 2.4(e), Options shall not be exercisable later than ten (10) years after the date of granting an Award.

(b)	On granting an Option, the Committee may determine when any Option shall become exercisable and may determine that the Option shall be exercisable in installments and may impose such other restrictions as it shall deem appropriate. If the Committee determines that any Option is exercisable subject to certain limitations (including, without limitation, that such Option is exercisable only in installments or within certain time periods), the Committee may, in its sole discretion, waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiving the installment exercise provisions or accelerating the time at which such Option may be exercised).
2.4 Other Terms
(a)	Subject to Section (e), in the event that a Participant ceases to be an Employee, Options shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee.

(b)	Options shall be exercisable only during the lifetime of a Participant by the Participant or his or her legal guardian, representative or a permitted transferee under Section (c) and after the death of a Participant only by the Participant’s legal representative or a permitted transferee under Section (c).

(c)	Options shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse or domestic partner of a Participant in connection with a legal obligation or settlement, provided that the Committee may also determine at the time of grant or thereafter that an Option (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.

(d)	Except as otherwise provided in an Award Agreement, a Participant shall pay the exercise price in full for Options. Options may be exercised by mailing by registered or certified mail, delivering by hand or courier or sending by facsimile or e-mail a written notice to Thomson Reuters directed to it at its offices at Metro Center, One Station Place, Stamford, Connecticut 06902, attention: Stock Plan Administrator (fax number: +1.203.539.7724; e-mail address: stockplanadministrator@thomsonreuters.com), specifying the number of Shares to be purchased. The exercise price shall be paid:
(i)	in cash or by certified check, bank draft or money order payable to the order of the relevant Corporation;

(ii)	with the consent of the Committee, through the delivery of Shares having an aggregate Fair Market Value on the date of payment equal to the aggregate exercise price, provided that any Shares delivered by a Participant hereunder must have been held by the Participant for a period of not less than six months if received by the Participant on the exercise of an Option and such Shares shall not be subject to any pledge or security interest;

(iii)	through any “cashless exercise” procedure acceptable to the Committee (i.e., through the delivery of irrevocable instructions to a broker to deliver promptly to the relevant Corporation an amount equal to the aggregate exercise price and, if applicable, any tax withholding resulting from such exercise); or

(iv)	by any other method of payment approved by the Committee or as specified in an Award Agreement.
The Committee shall determine acceptable methods for providing notice of exercise, for tendering Shares or for delivering irrevocable instructions to a broker and may impose such limitations and conditions on the use of Shares or irrevocable instructions to a broker to exercise an Option as it deems appropriate. An exercise of Options (including, for greater certainty, through any form of cashless exercise) shall result in the full deduction of the number of underlying Shares from the reserve of the Plan.

(e)	If an Option would otherwise expire at a time when exercise of the Option or sale of the Shares received upon exercise of an Option is prevented by a Blackout Period or other period during which a Participant is prohibited from trading in Thomson Reuters securities, then the term of the Option shall be extended until ten (10) Business Days after the exercise of the Option would first be permitted by Thomson Reuters’ insider trading policy, provided that any such extended expiration date shall not in any event be beyond the earlier of (A) the later of (i) December 31 of the calendar year in which the Option was otherwise due to expire or (ii) the 15th day of the third month following the date on which the Option was otherwise due to expire or (B) the latest date that will not result in the extension of an Option under Section 409A of the Code.
Section 3. Stock Appreciation Rights
3.1 Grants of SARs
     The Committee may, from time to time, grant SARs to any Participant. Each grant of SARs shall be confirmed by an Award Agreement. Subject to Section 3.3(g), SARs shall not be exercisable later than ten (10) years after the date of granting an Award. Non-U.S. Participants may be granted Tandem SARs and/or Stand Alone SARs. U.S. Participants may only be granted Stand Alone SARs. Any such grant of Tandem SARs shall be included in the Award Agreement referred to in Section 2.1 hereof.
3.2 Exercise
(a)	If a Participant exercises a Stand Alone SAR, such Participant shall be entitled to receive such number of Shares that in the aggregate have a Fair Market Value equal to the excess, if any, of (i) the Fair Market Value of the Shares underlying the Stand Alone SAR as of the date of exercise over (ii) the Fair Market Value of such Shares as of the date that the applicable Award was granted, net of applicable taxes.

(b)	A Participant may only exercise a Tandem SAR at the same time, and to the same extent, that the Option related thereto is exercisable. Upon the exercise by a Participant of any Tandem SAR, the corresponding portion of the related Option shall be surrendered to the relevant Corporation. On the exercise of a Tandem SAR, the Participant shall be entitled to receive an amount equal to the excess, if any, of (i) the Fair Market Value of the Shares underlying such Tandem SAR as of the date of exercise over (ii) the exercise price of such Tandem SAR.

3.3 Other Terms
(a)	In the event that a Participant ceases to be an Employee, any Stand-Alone SAR, including any unexercised portion thereof, shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee. Notwithstanding the above, subject to Section (g), no Stand Alone SAR may be exercised beyond the stated termination or expiry date.

(b)	Tandem SARs shall terminate and cease to be exercisable on the termination of the related Option.

(c)	Stand Alone SARs shall be exercisable only during the lifetime of the Participant by the Participant, his or her legal guardian or representative or a permitted transferee under Section 3.3(e) and after death of a Participant only by the Participant’s legal representative or a permitted transferee under Section 3.3(e).

(d)	Tandem SARs shall be exercisable only in the manner and to the extent the related Option is exercisable.

(e)	Stand Alone SARs shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse of a Participant or domestic partner in connection with a legal obligation or settlement, provided that the Committee may determine at the time of grant or thereafter that a Stand Alone SAR is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.

(f)	Tandem SARs shall not be transferable, other than in the case of a surrender to the relevant Corporation on exercise, except in the manner and to the extent that the related Option is transferable and any transfer of an Option shall be deemed to provide for a corresponding transfer of the related Tandem SAR.

(g)	If a SAR would otherwise expire at a time when the exercise of a SAR is prevented by a Blackout Period or other period during which a Participant is prohibited from trading in Thomson Reuters securities, then the term of the SAR shall be extended until ten (10) Business Days after the exercise of the SAR first would be permitted by Thomson Reuters’ insider trading policy, provided that any such extended expiration date shall not in any event be beyond the earlier of (A) the later of (i) December 31 of the calendar year in which the SAR was otherwise due to expire or (ii) the 15th day of the third month following the day on which the SAR was otherwise due to expire or (B) the latest date that will not result in the extension of the SAR under Section 409A of the Code.
Section 4. Restricted Share Units
4.1 RSU Awards
     The Committee may, from time to time, grant RSUs to a Participant. Each grant of RSUs shall be confirmed by an Award Agreement. For purposes of the Plan, each RSU is a right granted to a Participant to receive one Share upon specified vesting dates, subject to any additional terms and conditions set forth in the Award Agreement. RSUs include, without limitation, time-based RSUs and performance RSUs.
4.2 Other Terms
(a)	In the event that a Participant ceases to be an Employee, any RSUs shall expire based upon terms as set forth in an Award Agreement, or as may be determined by the Committee.

(b)	RSUs shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant otherwise than by will or the laws of descent and distribution, a transfer by a Participant to an entity which is controlled by a Participant or a transfer to a former spouse or domestic partner of a

Participant in connection with a legal obligation or settlement, provided that the Committee may determine at the time of grant or thereafter that an RSU is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.
Section 5. Other Awards
5.1 Other Awards
     The Committee may also grant Awards of Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value at the day of the grant of, Shares. Such Awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Shares, or the equivalent cash value of such Shares, upon the completion of a specified period of service, the occurrence of an event or the attainment of specified performance objectives. Such Awards may be granted alone or in addition to any other Awards granted under the Plan. The Committee shall determine to whom and when such Awards will be made, the number of Shares to be awarded under (or otherwise related to) such Awards, whether such Awards shall be settled in cash, Shares or a combination of cash and Shares, the currency in which any payments shall be made or any awards shall be denominated and all other terms and conditions of such Awards.
          The Committee may grant certain Awards under this Section 5.1 expressed in terms of, or based on, one or more pre-established and objective Thomson Reuters, segment, business unit or divisional financial or operational criteria or measures. Performance goals may be based on the performance of Thomson Reuters or a segment, business unit or division generally, in the absolute or in relation to peers, or the performance of a particular Participant. In establishing performance goals, the Committee may establish different performance goals for individual Participants or groups of Participants. Performance goals may be weighted to reflect relative significance for the performance period. Such criteria or measures may be, but are not required to be, calculated in accordance with generally accepted accounting principles applicable to Thomson Reuters.